Exhibit 99.3

Vedanta Limited

(Formerly known as SesaSterlite Ltd.)

Regd. Office: SesaGhor, 20 EDC Complex,

Patto, Panaji, Goa - 403001.

www.vedantalimited.com

CIN: L13209GA1965PLC000044

29 July 2016

Vedanta Limited

Consolidated Results for the first Quarter

ended 30 June 2016

Attributable net profit rises to Rs. 615 crore q-o-q

Mumbai, India: Vedanta Limited (formerly known as Sesa Sterlite Ltd) today announced its unaudited consolidated results under Ind AS for the first quarter (Q1) ended 30 June 2016.

Financial Highlights

Robust EBITDA margins during the quarter

•	Q1 FY2017 Revenues at Rs. 14,364 crore

•	EBITDA of Rs. 3,543 crore with strong EBITDA margin[1] of 32%

•	Attributable net profit before exceptional items increased significantly from a loss of Rs 62 crore in Q4 FY2016 to a profit of Rs. 615 crore

•	Gross Debt reduced by Rs. 606 crore during the quarter

•	Strong financial position with total cash & cash equivalents of Rs. 52,299 crore

Operational Highlights

Aluminium, Power and Iron ore ramp-up progressing well

•	Aluminium: Commissioning of pots at BALCO-II and 1st line of Jharsuguda-II smelter nearing completion, 2nd line ramp-up commenced

•	Aluminium: exit production run-rate of 1.1mtpa

•	Iron ore: Production at Goa ramped-up; produced 40% of allocated EC capacity in Q1

•	Power: Third 660MW unit of TSPL synchronized, to be capitalized in Q2; second 300MW IPP unit of BALCO capitalized

•	Oil & Gas: Production stable; contribution from Mangala EOR increased to 42kboepd, world’s largest polymer EOR program

•	Oil & Gas: Rajasthan water flood opex at $4.4/boe, blended cost at $6.4/boe

•	Zinc India: Silver production up 20% y-o-y; mined metal production of 127 kt as per mine plan, with 2nd half to be substantially higher

1.	Excludes custom smelting at Copper India and Zinc India operations

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 1 of 8
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2016

Tom Albanese, Chief Executive Officer, Vedanta Limited, said: “We have made good progress on the ramp up of capacities at our Aluminium, Power and Iron Ore businesses during the quarter. These would be significant contributors to earnings as the year progresses. Zinc India was impacted by lower mined metal production as per the mine plan, and the second half is expected to be substantially higher. We are focused on generating stronger free cash flow and delevering the balance sheet, in line with our strategic priorities. Another of these priorities, the simplification of the group structure, is also on track following the recent announcement of the revised and final terms for the Vedanta Ltd and Cairn India merger.”

Consolidated Financial Performance

The consolidated financial performance of the company under Ind AS during the period is as under:

(In Rs. crore, except as stated)

FY 2016	Particulars	Q1			Q4
Actual		FY 2017	FY 2016	% Change	FY 2016	% Change
63,913	Net Sales/Income from operations	14,364	16,944	(15)%	15,826	(9)%
15,183	EBITDA	3,543	4,139	(14)%	3,480	2%
30%	EBITDA Margin[1]	32%	32%		28%
5,782	Finance cost	1,393	1,373	1%	1,566	(11)%
4,482	Other Income	1,094	955	14%	1,251	(13)%
(23)	Forex loss/ (gain)	67	28		(16)
13,874	Profit before Depreciation and Taxes	3,140	3,670	(14)%	3,200	(2)%
6,134	Depreciation	1,492	1,502	(1)%	1,423	5%
7,740	Profit before Exceptional items	1,648	2,168	(24)%	1,777	(7)%
13,862	Exceptional Items[2]		41		13,723
1,894	Taxes	491	534	(8)%	760	(35)%
(8,016)	Profit After Taxes	1,157	1,593	(27)%	(12,706)
5,573	Profit After Taxes before Exceptional items	1,157	1,635	(29)%	747	55%
2,915	Minority Interest	542	750	(28)%	522	4%
58%	Minority Interest excl. Exceptional Items %	47%	46%		108%
(10,931)	Attributable PAT after exceptional items	615	843	(27)%	(13,228)
2,329	Attributable PAT before exceptional items	615	884	(30)%	(62)
(36.87)	Basic Earnings per Share (Rs./share)	2.07	2.84	(27)%	(44.62)
7.86	Basic EPS before Exceptional Items	2.07	2.98	(30)%	(0.20)
65.46	Exchange rate (Rs./$) – Average	66.93	63.50	5%	67.50	(1)%
66.33	Exchange rate (Rs./$) – Closing	67.62	63.75	6%	66.33	2%

1.	Excludes custom smelting at Copper India and Zinc India operations
2.	Exceptional Items Gross of Tax

Note: All numbers are as per Ind AS. Previous period figures have been regrouped / rearranged wherever necessary to conform to current period presentation.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 2 of 8
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2016

Revenues

Revenues in Q1 were 9% lower sequentially due to lower volumes at Zinc India and Copper India, partially offset by higher metal and oil prices.

On y-o-y basis, revenues in Q1 were 15% lower, on account of the fall in oil and metal prices, weaker power market and lower zinc volumes, partially offset by ramp up in volumes at Iron Ore, Power and Aluminium.

EBITDA and EBITDA Margins

EBITDA at Rs. 3,543 crore was 2% higher sequentially due to higher metal and oil prices, and higher volumes at Iron Ore, partially offset by lower Zinc volumes.

However on a y-o-y basis EBITDA was lower by 14% primarily due to lower commodity prices.

EBITDA margin was strong at 32% in the current quarter. The higher margin was a result of strong cost saving initiatives and volume ramp-up at Aluminium and Iron Ore. Cost saving initiatives include clean-sheet based negotiations, optimizing sourcing mix in key raw materials, logistics, and consolidation of spend and contracts.

Depreciation

Depreciation in Q1 was at Rs.1,492 crore, higher by Rs. 69 crore sequentially mainly at Cairn India where Q4 FY2016 depreciation was lower due to actualization of entitlement reserves at year end.

Depreciation was marginally lower y-o-y, mainly on lower volumes at Cairn India, and closure of the Lisheen zinc mine in Q3 FY2016, partially offset by capitalization of aluminium & power capacities over the period.

Finance Cost and Other Income

Post commencement of Aluminium pots ramp-up at Jharsuguda-II, the Company with effect from March 2016, has revised the accounting methodology with regards to the finance cost pertaining to the non-capitalized pots at Jharsuguda-II, wherein the interest cost will be expensed following actual capitalisation of the pots (the complete interest cost pertaining to Jharsuguda-II was being expensed earlier). Hence, finance cost during the quarter at Rs. 1,393 crore was 11% lower sequentially.

Finance costs were marginally higher by Rs.20 crore y-o-y, primarily driven by capitalisation of power units, increase in temporary borrowing at Zinc India, and due to change in INR/USD borrowing mix. These were partially offset by refinancing benefits and the change in methodology in expensing of interest pertaining to Jharsuguda-II, as explained above.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 3 of 8
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2016

Other income at Rs.1,094 crore decreased by Rs.157 crore sequentially due to lower investment corpus on account of pay out of special dividend at the beginning of the quarter at Zinc India.

Other income increased by Rs 139 crore y-o-y primarily due to higher mark to market gain on investments in current quarter partially offset by lower investment corpus on account of pay out of special dividend at the beginning of the quarter at Zinc India.

Non-Operational Forex Loss/Gain

During the quarter, rupee depreciation of 2% led to a forex loss of Rs.67 crore primarily on restatement of MAT assets at Oil & Gas business.

Taxes

Tax expense was Rs. 491 crore during the quarter, implying a tax rate of 30% (excluding DDT Rs. 434 crore, 26% tax rate) compared with tax rate of 10% for FY 2016 (excluding DDT and one-offs).

Higher tax rate during Q1 FY2017 is mainly on expiry of tax holiday period at Zinc India and Oil & Gas business.

Tax rate for Q4 FY2016 was (14)% (excluding DDT). Q1 FY2017 tax rate is not comaprabale to Q4 FY2016 due to one-time write backs during Q4. Tax rate for FY17 (excluding DDT) is likely to be lower.

Attributable Profit After Tax and Earnings Per Share (EPS)

Attributable Profit After Tax (PAT) for the quarter is at Rs. 615 crore and Attributable EPS for the quarter was at Rs. 2.07 per share.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 4 of 8
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2016

Ind AS implementation

Company has adopted Ind AS for preparation of accounts. Comparative periods have been restated under Ind AS as per the guidelines. These are not audited. The opening balance sheet as at 1st April 2015 and the sub periods would get finalized along with annual financial statements for year ended 31st March 2017.

Key differences / impact of Ind AS on numbers are:

1)	Fair Value of investments

2)	Goodwill amortization changes

3)	FX variation in US$ functional ledger

4)	Dividend distribution tax accounting

5)	Goodwill amortisation

Please refer to financial results and pro-forma in the investor presentation, available on our website.

Balance Sheet Management

The Company is actively managing its balance sheet with a focus on maximizing free cash flow, refinancing and terming out maturing debt, and simplifying the group structure. Our financial position remains robust with cash and liquid investments of Rs. 52,299 crore, which is invested in debt related mutual funds, bank deposits and high quality bonds, and undrawn committed facilities of c.Rs. 6,500 crore as on June 30, 2016.

As on 30 June 2016, gross debt reduced by Rs. 606 crore during the quarter to Rs. 76,953 crore given repayment of inter- company loan of Rs 5,736 crore to Vedanta Resources Plc, partially offset by borrowings at Zinc India and Aluminium businesses. Net debt increased by Rs. 6,400 crore to 24,654 crore mainly on pay out of special dividend at Zinc India during the current quarter.

Out of the total debt of Rs. 76,953 crore, the INR/USD split is approximately 63%/ 37%. Further, the gross debt comprises of long term loans of Rs. 59,263 crore and short term loans of Rs. 17,690 crore.

FY2017 debt maturities are Rs. 12,406 crore, which we intend to meet through a combination of roll over, refinancing, internal accruals and working capital initiatives. We continue to evaluate different structures and options for future maturities with an objective to lower funding cost and/or extend the maturity profile.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 5 of 8
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2016

Corporate

Revise Term for Merger – Vedanta Limited & Cairn India

The Boards of Vedanta Limited and Cairn India have approved revised and final terms for the Transaction on 22nd July 2016, taking into account prevailing market conditions and having regard to underlying commercial factors.

Pursuant to the revised and final terms, each Cairn India minority shareholder will receive for each equity share held:

•	1 equity share in Vedanta Limited; and

•	4 Redeemable Preference Shares with a face value of INR 10 in Vedanta Limited, with a coupon of 7.5% and tenure of 18 months from issuance.

The Jurisdictional High Courts have convened the shareholder meetings for each of Vedanta Limited and Cairn India on 8 September 2016 and 12 September 2016, respectively. The Notice convening the shareholder meetings will be sent to shareholders in due course.

The Transaction is expected to close by Q1 CY2017.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 6 of 8
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2016

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website www.vedantalimited.com

Following the announcement, there will be a conference call at 6:00 PM (IST) on Friday, 29th July 2016, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number
Earnings conference call on 29 July 2016	India – 6:00 PM (IST)	Mumbai main access +91 22 3938 1017 Mumbai standby access +91 22 6746 8333
	Singapore – 8:30 PM (Singapore Time)	Toll free number 800 101 2045
	Hong Kong – 8:30 PM (Hong Kong Time)	Toll free number 800 964 448
	UK – 12:30 PM (UK Time)	Toll free number 0 808 101 1573
	US – 8:30 AM (Eastern Time)	Toll free number 1 866 746 2133
For online registration	http://services.choruscall.in/diamondpass/registration?confirmationNumber=5267915

Replay of Conference Call (29 July 2016 to 4 Aug 2016)		Mumbai +91 22 3065 2322 +91 22 6181 3322 Passcode: 63835#

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 7 of 8
CIN: L13209GA1965PLC000044

Unaudited Results for the First Quarter Ended 30 June 2016

For further information, please contact:

Communications Roma Balwani President – Group Communications, Sustainability & CSR	Tel: +91 22 6646 1000 gc@vedanta.co.in

Investor Relations Ashwin Bajaj Director – Investor Relations Vishesh Pachnanda Manager – Investor Relations Sunila Martis Manager – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

About Vedanta Limited (Formerly SesaSterlite Ltd.)

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia, Ireland, Liberia and Sri Lanka.

Vedanta Limited, formerly SesaSterlite Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please log on to www.vedantalimited.com

Vedanta Limited

(Formerly known as SesaSterlite Limited)

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

SesaGhor, 20 EDC Complex,

Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 8 of 8
CIN: L13209GA1965PLC000044

Results conference call details are on the last page of this document Vedanta Limited (formerly known as Sesa Sterlite Ltd.) Q1 FY2017 Results 29 July 2016

Cautionary Statement and Disclaimer The views expressed here may contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness, reasonableness or reliability of this information. Any forward looking information in this presentation including, without limitation, any tables, charts and/or graphs, has been prepared on the basis of a number of assumptions which may prove to be incorrect. This presentation should not be relied upon as a recommendation or forecast by Vedanta Resources plc and Vedanta Limited (formerly known as Sesa Sterlite Ltd.) and any of their subsidiaries. Past performance of Vedanta Resources plc and Vedanta Limited (formerly known as Sesa Sterlite Ltd.) and any of their subsidiaries cannot be relied upon as a guide to future performance. This presentation contains 'forward-looking statements' – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as 'expects,' 'anticipates,' 'intends,' 'plans,' 'believes,' 'seeks,' or 'will.' Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a environmental, climatic, natural, political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements. We caution you that reliance on any forward-looking statement involves risk and uncertainties, and that, although we believe that the assumption on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statement based on those assumptions could be materially incorrect. This presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities in Vedanta Resources plc and Vedanta Limited (formerly known as Sesa Sterlite Ltd) and any of their subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision.

Contents Section Presenter Page Strategic Update Tom Albanese, CEO 4 Financial Update D.D. Jalan, CFO 10 Business Review Tom Albanese, CEO 18 Appendix 27

Strategic Update Tom Albanese Chief Executive Officer

Safety and Sustainability

Health, Safety and Environment

- Building a Zero Harm Culture
  - HSE Charter launched, followed across the group
  - Business COO's Forum formed to avoid repeat high potential incidents
  - Leadership Coaching Programme – "Making Better Risk Decisions" training programme in progress
  - Safety video launched to support implementation of safety standards
- Understanding and implementing control towards non routine and critical jobs
  - 1 fatality in Q1 FY 2017
  - Zero "higher category" (Cat# 4&5) environmental incidents
  - Tailings management: Internal review completed, independent expert to review the high priority facilities
- Resources efficiency, process innovation and technological interventions
  - Environment performance standards being developed
  - Formulation of Carbon Strategy in progress

Social Licence to Operate

- Hosted 2nd Sustainable Development Day in London
- International framework and best practices
  - Working towards implementation of the Sustainable Development Goals
  - Modern Slavery Act framework and statement to be released
  - Launched SD Report aligned to GRI G4 framework
- Flagship CSR project – 100 Model *Anganwadi's* (childcare centers) completed
- WASH pledge: Extended awareness to communities regarding importance of safe water, sanitation and hygiene

LTIFR *(per million man-hours worked)*



0.42
0.41
0.44
0.39
FY2014
FY2015
FY 2016
Q1 FY2017

Note: FY2016 numbers higher due to adoption of ICMM 2014 methodology



Gamsberg : Research & Rehabilitation Centre nursery

VEDANTA LIMITED – Q1 FY2017 RESULTS PRESENTATION 5

Q1 FY2017 Results Highlights

Operations: Aluminium, Power and Iron ore ramp-up progressing well

- Aluminium: Commissioning of pots at BALCO and 1st line of Jharsuguda-II smelters nearing completion, 2nd line ramp-up commenced
- Iron ore: Production at Goa ramped-up; produced 40% of allocated EC capacity in Q1
- Power: TSPL 3rd unit synchronized, to be capitalized in Q2; 2nd 300MW IPP unit of BALCO capitalized
- O&G: Production stable, Mangala EOR production increased to 42kboepd
- Zinc India: Silver up 20% y-o-y; lower production as per plan with 2nd half to be substantially higher

Financial: Robust EBITDA margin during the quarter

- EBITDA of Rs. 3,543 crore, robust EBITDA margin[1] of 32%
- Delivered cumulative cost and marketing savings of c.US$ 340 million over last five quarters, on course to deliver US$1.3 billion
- Attributable net profit rises to Rs 615 crore q-o-q
- Gross debt reduced by c.Rs. 600 crore to Rs. 76,953 crore

Corporate

- Announced revised and final terms for the merger with Cairn India: Cairn's minority shareholders will receive 1 Equity share in Vedanta Ltd and 4 Redeemable Preference Shares (RPS) of Rs.10 each

Group EBITDA mix


Q1 FY2017
37%
22%
7%
10%
12%
11%
Q1 FY2016
45%
33%
0%
7%
13%
2%
Zinc
Oil & Gas
Aluminium
Power
Copper
Iron Ore

Key Financials

In Rs. Crore	Q1 FY2017	Q1 FY2016
EBITDA	3,543	4,139
Attributable PAT[2]	615	884
Group EBITDA Margin[1]	**32%**	**32%**
Zinc - India	44%	46%
Zinc – Intl.	55%	29%
Oil & Gas	42%	51%
Iron Ore	38%	14%
Copper	9%	9%
Aluminium	10%	0%
Power	29%	26%

Notes: 1. Excludes custom smelting at Copper and Zinc India operations
2. Before exceptional items

VEDANTA LIMITED – Q1 FY2017 RESULTS PRESENTATION 6

Continued Focus on Strong FCF Generation Through Disciplined Ramp-up Presented at FY2016 results Progress during Q1 FY2017 Aluminium production exit run rate of 1.1mtpa in June Goa iron ore production scaled to 40% of allocated capacity in Q1 Ramp-up of power volumes at BALCO and TSPL; 3rd unit of TSPL to be capitalized in Q2 Continued optimization of capex and opex On track to deliver significant EBITDA growth in FY2017 Ramp-up will generate higher free cash flow and enable de-leveraging Strong free cash flows from: Ramp up of capacities at Vedanta Ltd’s Aluminium, Power and Iron ore businesses These are well invested assets requiring marginal incremental capex Continued strong cash flows from HZL and Cairn and cost optimization across the businesses +60% growth $3.6 bn $2.3 bn $1.5 bn $0.6 bn +30% growth $1.0 bn Copper Eq. Production (kt) Copper Eq. Production Capex EBITDA

Vedanta Ltd-Cairn India Merger: Revised and Final Terms

Revised and final terms

- Cairn India minority shareholders will receive for each equity share held, 1 Equity Share in Vedanta Ltd. and 4 Redeemable Preference Shares of Rs.10 each
- Implied premium of 20% to one month VWAP of Cairn India share price as on 21st July 2016
- Pro-forma ownership in Vedanta Ltd.:
  - Vedanta Resources 50.1%; Vedanta Ltd minority shareholders 29.8%; Cairn India minority shareholders 20.2%
- Conditional on shareholder approvals at each of Vedanta plc, Vedanta Ltd and Cairn India, as well as customary regulatory approvals

Strategic rationale for the merger

- Diversified portfolio de-risks earnings volatility and drives stable cash flows through the cycle
- Improved ability to allocate capital to highest return projects
- Greater financial flexibility to sustain strong dividend distribution
- Cost savings and greater capital efficiency, with potential re-rating to benefit all shareholders
- Stronger balance sheet lowers overall cost of capital
- Consistent with stated corporate strategy to simplify the Group structure

Diversified assets generate consistent margins…



Cairn India Limited
Vedanta Limited
% EBITDA margin
100%
80%
60%
40%
20%
0%
FY16: 33%
FY16: 30%
FY 09¹
FY 10
FY 11
FY 12
FY 13
FY 14
FY 15
Q1 16
Q2 16
Q3 16
FY16

Source: Company filings, Bloomberg
Note1: Excludes custom smelting. For Vedanta Limited: reported numbers considered for FY13 to current; Vedanta plc ex KCM used as proxy for FY12 and before

… and superior shareholder returns

2006 – 2016 Total Shareholder Return (INR)



38%
40%
20%
0%
(20%)
(40%)
(60%)
(48%)
Diversified Resource peers
Oil & Gas E&P peers

Source: Datastream as at 20 July 2016, shown on an INR basis
Diversified Resource peers include Anglo American, BHP Billiton, Freeport McMoran, Glencore, Rio Tinto, Teck Resources, Vedanta Resources plc
Oil & Gas E&P peers include mid-cap exploration and production companies with focus on production from emerging markets; includes DNO ASA, Genel Energy, Gulf Keystone Petroleum, Kosmos Energy, Maurel et Prom, Nostrum, Soco International and Tullow Oil

VEDANTA LIMITED – Q1 FY2017 RESULTS PRESENTATION 8

Strategic Priorities Remain Unchanged Production growth and asset optimisation De-lever the balance sheet Identify next generation of resources Simplification of the group structure Protect and preserve our license to operate Disciplined ramp-up of new capacities in Aluminium, Power and Iron Ore Zinc: Ramp-up volumes at Rampura Agucha U/G and develop Gamsberg O&G: Enhance gas production; EOR at other fields Disciplined approach to exploration Continue to enhance our exploration capabilities: Dedicated exploration cell formed Announced revised and final terms for the Vedanta Limited and Cairn India Merger Expect merger to be completed by Q1 CY2017 Achieving Zero harm: reduce fatal, environment and social incidents To obtain local consent prior to accessing resources Resource Efficiency Improvement – Water, Energy, Waste and Carbon Community need based development projects Reduce gross debt Continued optimisation of opex and capex Continued discipline around working capital Strategic Priorities Focus Areas for FY 2017

Financial Update D.D. Jalan Chief Financial Officer

Notes: 1. Excludes custom smelting at Copper India and Zinc-India operations 2. Previous period numbers are based on Ind AS. Cash numbers based on fair value of investment under Ind AS 3. Based on Last 12 Months EBITDA: comparable LTM EBITDA for Q1 FY2016 under Ind AS not reported Rs. Crore or as stated Q1 FY2017 Q1 FY2016 Change Q4 FY2016 Change EBITDA 3,543 4,139 (14%) 3,480 2% EBITDA margin¹ 32.0% 31.9% 28.5% Attributable PAT (before exceptional items) 615 884 (30%) (62) NM EPS (before exceptional items) (Rs./share) 2.07 2.98 (30%) (0.20) NM Gross Debt 76,953 79,242 (3%) 77,559 (1%) Cash2 52,299 52,786 (1%) 59,306 (12%) Net Debt 24,654 26,456 (7%) 18,254 35% Net Debt/EBITDA3 1.7x - - 1.2x Net Gearing 23% - - 18% Debt/Equity 0.9x - - 1.0x Our portfolio of structurally low-cost, Tier-I assets provided resilience in a low commodity price environment EBITDA of Rs. 3,543 crore strong EBITDA margin1 of 32% LME and Brent prices lower by 10% and 25% y-o-y respectively, impacted EBITDA adversely by c. Rs 1,300 crore Attributable net profit rises to Rs 615 crore q-o-q Net debt higher at Rs 24,654 crore on account of payment of special dividend of Rs 12,205 crore by HZL in April 2016 Financial Highlights

EBITDA Bridge Q1 FY2017 vs. Q1 FY2016 (In Rs. Crore) Market & Regulatory Rs. (831) crore Operational Rs. (83) crore Pertaining to Royalty, DMF, electricity duty & energy cess Zinc India (468) Oil & Gas (90) Lisheen (75) Others (22) Iron ore 316 Power 141 Brent (375) Zinc and Lead (365) Aluminium (256) Brent Discount (140) Premiums (81) Others (106) Notes: Others includes one time renewable power obligation charge of Rs 413 crore in Q1 FY 2016, Zinc International royalty refund of Rs 57 crore in current quarter Includes EOR of Rs. 107 crore

$38 Mn Fresh $67 Mn Recurring Cost and Marketing Savings Achieved cumulative savings c.$340 mn savings $266 mn in cost and $44 mn in marketing and $30 mn in eliminated capex 55% at Aluminium & Power 1000+ initiatives across businesses being implemented in the areas of: Sourcing and logistics Re-engineering and re-negotiations Innovative technologies (e.g. alternate fuel) Target to achieve $250-300mn in FY2017 Cost and marketing savings program ($mn) Business-wise break up of savings Cost savings accelerated significantly, US$1.3 bn expected to be achieved 6 months earlier Savings in each period is over cost base of FY2015 13

` Ind AS Implementation Implemented Indian Accounting Standard (‘Ind AS’) with effect from 1st April 2016. Under Ind AS, Q1 FY 2017 Profit after tax is Rs. 1157 crore, higher by Rs. 140 crore as compared to the IGAAP numbers for Q1 FY 2017. Following are the key reasons for differences under Ind AS: Fair Valuation gain on investments Rs. 336 crore Effect of foreign exchange loss in Oil & Gas business Rs. (325) crore Goodwill amortization impact Rs. 54 crore Deferred tax on distributable profits of subsidiaries now accounted in the income statement Rs. (53) crore Other adjustment like capitalization of stripping cost and difference in depreciation method at Oil & Gas business Rs. 128 crore

Income Statement

- **Depreciation**
  - Marginally lower y-o-y on account of lower volume at Cairn and Lisheen mine closure in Nov 15, partially offset by capitalisation of Al & Power assets
  - Higher q-o-q due to lower charge in Q4 FY 16 on account of change in entitlement reserves estimates at Cairn in Mar 16
- **Finance cost**
  - Lower q-o-q primarily due to change in accounting methodology for charging of interest on non-capitalized pots
    - Interest will now be expensed on actual capitalization of pots which was being expensed earlier
  - Lower on account of lower investment corpus at HZL on account of special dividend payout in April 16 at Zinc India
- **Taxes**
  - Tax rate of 26% (excluding DDT), higher due to expiry of tax holiday period at Zinc India and Oil & Gas business

In Rs. Crore	Q1 FY'17	Q1 FY'16	Q4 FY'16
EBITDA	3,543	4,139	3,480
Depreciation	(1,492)	(1,502)	(1,423)
Finance Cost	(1,393)	(1,373)	(1,566)
Other Income	1,094	955	1,251
Exceptional item	-	(41)	(13,723)
Taxes (excluding DDT)	(434)	(443)	518
Tax - DDT	(57)	(91)	(1,278)
Profit After Taxes before exceptional items	1,157	1,635	747
Profit After Taxes	1,157	1,593	(12,706)
Attributable PAT	615	843	(13,228)
Attributable profit (before exceptional)	615	884	(62)
Minorities % (before exceptional items)	47%	46%	108%

Above financials are based on Ind AS. Previous period numbers were also based on Ind AS

VEDANTA LIMITED – Q1 FY2017 RESULTS PRESENTATION 15

Net Debt for 1Q FY2017 (In Rs. Crore) Cash flow from operations Rs 3,346 crore, utilized in capex for ramp-up Free cash flow post capex Rs (1874) Cr Fair Valuation of investments1 Notes:1 Primarily driven by Ind AS adjustment on account of fair valuations of investments

Balance Sheet and Maturity Profile Maturity Profile of Term Debt ($7.8bn) (as of 30th June 2016) Subsidiaries Standalone FY2017 maturities of $1.9bn are a combination of $1.4bn of short-term debt, and $0.5bn of term debt: Focus on deleveraging the balance sheet during the year through internal accruals and working capital release $1.4bn of short-term debt is expected to be partly repaid out of internal accruals and balance to be rolled over or replaced with term debt $0.5bn of external term debt will be refinanced. Repaid $0.9bn of Intercompany loan during the quarter through dividends received from HZL Strong liquidity: Cash and liquid investments of $7.7bn and undrawn committed lines of $1.0bn External term debt of $7.8bn ($4.9bn at Standalone and $2.9bn at Subsidiaries) Maturity profile shows external term debt at face value (excludes working capital of $2.0bn, inter-company debt from Vedanta plc of $1.0bn1 and short term borrowing of US0.6bn at HZL Debt breakdown as of 30 June 2016 (in $bn) External term debt 7.8 Working capital 2.0 Short term borrowing at HZL 0.6 Inter company loan from Vedanta Plc1 1.0 Total consolidated debt 11.3 Cash and Liquid Investments 7.7 Net Debt 3.6 Notes : 1. Repaid further $0.6bn inter company loan in July 2016 and the balance outstanding as of date is $0.4bn

Business Review Tom Albanese Chief Executive Officer

Zinc and Silver: Fundamentals supporting performance Refined Zinc inventory (mt) at 6 year low Source: Bloomberg Global Refined Zinc Demand supply balance in deficit (kt) Source: Wood Mackenzie STO Q2 2016 Source: Wood Mackenzie Hindustan Zinc CY2016 Global Zinc Cost curve US$/t Zinc Intl Silver performing well, Gold to silver ratio reverting to LT mean US$/Oz Source: Bloomberg

Zinc India

Results

- Metal in concentrate(MIC) production lower at 127kt as per the mine plan
- Refined zinc production at 101kt in line with MIC
- Maintained 1st decile position on global cost curve

Projects

- RAM U/G main shaft crossed 900mtrs against the final depth of 950mtrs; winder erection work commenced during the quarter
- Extension of RAM open pit: Pre-stripping progressing as per plan
- SK mine: Off shaft development work continues to be ahead of schedule; further expanding mine from 3.75mtpa to 4.5mtpa
- Kayad mine: Project is nearing completion with capacity of 1mtpa

Outlook

- FY2017 mined metal production to be higher than previous year
  - H2 to be substantially higher than H1
  - Within H1, Q2 to be materially higher than Q1
- FY2017 silver production to be 475-500 tonnes
- Zinc CoP to remain stable compared to last year; H1 CoP to be higher in line with volumes

Rampura Agucha Mine – Longitude Vertical Section


+13mRL
-80mRL
-105mRL
Current mining area
Current Pit
As built
Planned for underground and Stage5

Stable cost while production moving underground


868
802
771
795
853
40%
60%
28%
72%
29%
71%
42%
58%
68%
32%
60%
40%
FY2015
Q1FY16
Q2FY16
Q3FY16
Q4FY16
FY2017e
Open Pit
Underground
Zinc CoP ($/tonne)

VEDANTA LIMITED – Q1 FY2017 RESULTS PRESENTATION
20

Zinc International Skorpion and Black Mountain Results Quarterly production of 43kt Strong quarterly production of 19kt at BMM Skorpion metal production at 24kt COP lower at $1,167 driven by higher volumes at BMM and cost saving initiatives Outlook FY2017 volume expected at 170-190kt FY2017 CoP expected at c.$1,200/t: cost saving initiatives focused on reduction in overall spend base and efficiencies 250kt Gamsberg Project: First ore production in early CY 2018 Feasibility Study Construction Ramp-up Full production DFS Completed in Sept 2014 All regulatory approvals received Board Approval Nov 2014 First Blast – Jul 2015, 8mt of waste excavated Capex reduced to $400mn Finalisation of major contracts – Plant & Mining targeted for Q2 FY2017 First ore production in early 2018 9 to 12 months to ramp-up to full production Full capacity production of 250kt by end-FY2019 CoP expected at $1,000-1,150/t Pre-stripping at Gamsberg Vedanta Resources Chairman at BMM Deeps Shaft

Oil & Gas Results Mangala EOR, world’s largest polymer program EOR production reached 42 kboepd, 31% higher q-o-q Rajasthan production stable at 167 kboepd in Q1 Rajasthan water flood opex further reduced to $4.4/boe; blended cost at $6.4/boe, better than earlier expectation of high single digits RDG Gas: Phased ramp-up Phase-1: Successfully completed fraccing at 15 wells; 25% increase in estimated total recovery of gas till 2030 40-45 mmscfd by H1 CY2017 Phase-2: Tendering for new gas processing terminal and rig underway 100 mmscfd by H1 CY2019 Progress on key optionality projects Improved economics of Bhagyam and Aishwairya EOR Aishwariya EOR: Opex reduced by c.30%; FDP for 15 mmbbls to be submitted in current quarter Bhagyam EOR: Reduced development and operating cost by c.25%; revised FDP for 45 mmbbls to be submitted to JV partner in H1 CY 2017 Aishwarya Barmer Hill: Development in phases with total EUR of 20-30 mmbbls, production from Phase-1 expected in the current fiscal Outlook Rajasthan FY2017 production expected broadly at FY2016 level Maintenance shutdown at MPT in Sept 2016 FY2017 net capex of $100m 80% on Development including RDG and Mangala EOR projects 20% on Exploration MPT: Facility modifications MPT: Facility modifications Gas: Commissioning of compressor fans Rajasthan: Crude Oil Processing  Facility Rajasthan: Captive Power Plant - Steam Generation

Aluminium

Alumina and Aluminium volumes ramping up

- Record quarterly production at 244kt
- Commissioning of pots at 1st line of Jharsuguda-II 1.25mt and BALCO II 325kt smelter nearing completion; Jharsuguda 2nd line ramp-up commenced
- Jharsuguda 1,800MW sales lower due to lower demand and evacuation constraints
- Lanjigarh refinery: 2nd stream recommenced operations, alumina production at 275kt
- Aluminium CoP at $1,476, marginally higher q-o-q due to high power cost
  - Power cost impacted due to clean energy cess of $36/t, one-off charge due to black-out of $12/t
- Ingot premium remained low; lower production of value added products

Outlook

- FY 2017 production expected to be c. 1.2 million tonnes
  - Exit run rate of 1.1mtpa in end-June 2016
  - 1.25mt Jharsuguda smelter (4 x 313kt): 2nd line ramp up commenced; 3rd line expected to ramp up from Q4 FY2017; 4th line under evaluation
  - 325ktpa BALCO–II to be fully operational by Q2 FY2017
  - Alumina production to progressively ramp up to produce 1.4mt
- CoP estimated at below $1,400 for FY 2017
  - Lanjigarh: Alumina CoP estimated at $250/t
  - Laterite mining to commence production in Q3 FY2017
  - Power cost: Higher domestic coal availability provides flexibility on sourcing coal

Aluminium Costs and Margins

(in $/t, for Q1 FY2017)



Q4'16
1,516
134
65
1,705
(554)
(570)
(307)
(61)
$223/t
1,572
127
53
1,752
(540)
(622)
(313)
(70)
207
LME
Ingot Premium
Value Addition
Total Realisation
Alumina Cost
Power Cost
Other Hot Metal Costs
Conversion Costs and others
EBITDA

Roadmap to 2.3mtpa Aluminium Capacity



2,320
3 lines x 313kt
c. 277pots operational
c. 321pots operational
BALCO 245kt (Operating)
J'guda 500kt (Operating)
J'guda 1.25mt
BALCO 325kt
Total Aluminium Capacity
Operating capacity
Capacity to ramp up in FY2017
Capacity ramp up being evaluated

VEDANTA LIMITED – Q1 FY2017 RESULTS PRESENTATION 23

Power

Results

- TSPL: Unit-I and Unit-II operated at an availability of 72% in Q1
  - Unit-III synchronized, to be capitalized in Q2
- BALCO 600MW IPP: 2nd unit of 300MW capitalized in Q1

Outlook

- TSPL: Targeting availability of 80% post capitalization of all operating units
- Jharsuguda 2400MW:
  - 1,800 MW moved to Aluminium segment: surplus power will continue to be sold externally until fully utilized by Jharsuguda-II smelter
  - 600 MW unit continues to be in Power segment, supplying to Gridco
- MALCO PLF remained low for the quarter due to lower demand

Coal outlook

- FY2017 coal requirement of 36mt for 9,000 MW power portfolio
- Higher production by Coal India has reduced reliance on imports
  - Coal India offering forward auctions and special auctions for CPP's and IPP's and spot auctions for all consumers
- Auctions of coal linkages underway: First round commenced on 26th July
- Marginally higher prices for domestic coal in line with global coal prices

Power Generation Capacity – c. 9GW

IPP: 3.6GW
- 600MW Jharsuguda (of 2400MW plant)
- 1,980MW TSPL
- 2*300MW BALCO (of 1200MW plant)
- 274MW HZL Wind Power
- 100MW MALCO



41%
59%

CPP:5.1GW
- 1,215MW Jharsuguda
- 3*600MW Jharsuguda (of 2400MW plant)
- 540MW BALCO
- 270MW BALCO
- 2*300MW BALCO (of 1200 MW plant)
- 90MW Lanjigarh
- 474MW HZL
- 160MW Tuticorin

Coal availability at power plants in India improving:



120 mt
110
100
90
80
70
60
16
21
21
25
24
Q1'16
Q2'16
Q3'16
Q4'16
Q1'17¹
Domestic coal production²
No. of days coal inventory at power plant

Source: Coal ministry
1. Q1 derived based on April and May actual numbers 2. Includes production from Coal India and Singrauli coal mine

VEDANTA LIMITED – Q1 FY2017 RESULTS PRESENTATION 24

Iron Ore and Copper India Iron Ore Operations Ramped Up Goa production ramped up in Q1, run rate of 0.8 mt per month Karnataka 0.8 mt production Engaging with the respective state Government for higher volumes Maintained low cost of operations Pig iron: Strong production of 181kt, EBITDA contribution of Rs.47 crore Outlook Goa and Karnataka production expected at 5.5mt and 2.3mt respectively in FY2017, further mining allocation being pursued Strong performance in Q1, spot Tc/Rc remains robust FY2017 expected production at 400kt Planned maintenance shutdown for three days in Q2 Tuticorin Power Plant: PLF at 60% due to lower demand Compensated at the rate of 20% of the realization for off-take below 85% of contracted quantity Iron ore exports from Goa Copper India Iron ore

Summary Resource sector performed well, commodity prices strengthened in Q1 Zinc and Silver prices outperformed Volatility is here to stay in the near and medium term Supply discipline improving fundamentals for commodities Disciplined ramp-up of capacities Ramp-up of capacities coupled with strong prices to boost cash flows and profitability Continue to optimize opex, capex, and working capital Strong Financial Profile with focus on shareholder returns Revised and Final terms for merger with Cairn India announced; merger to create value for all shareholders Committed to generate positive FCF, reduce debt and pay dividends Continue to strengthen the balance sheet Focus to generate strong free cash flow and de-lever

Appendix

Draft Proforma Consolidated Profit and Loss for the year ended March 31, 2016 under Ind AS     Amount in Rs. crore Particulars As per IGAAP Ind AS Adjustments Ind AS Income from Operations a) Net Sales/Income from Operations (Net of excise duty) 63,931 (18) 63,913 Other Operating Income 503 (1) 502 Total Income from Operations (net) 64,434 (19) 64,415 Expenses Cost of Materials Consumed 21,768 (4) 21,764 Purchases of Stock-in-Trade 781 - 781 Changes in Inventories of Finished Goods, Work-in-progress and Stock-in-Trade 382 28 410 Employee Benefits Expense 2,469 (14) 2,455 Depletion, Depreciation and Amortization Expense 6,711 (577) 6,134 Power & Fuel Charges 9,208 - 9,208 Other Expenses 15,117 (471) 14,646 Total Expenses 56,436 (1038) 55,398 Profit from Operations Before Other Income, Finance Costs & Exceptional Items 7,998 1019 9,017 Other Income** 3,482 1,000 4,482 Exchange gain 972 (949) 23 Profit from ordinary activities before finance costs and Exceptional Items 12,452 1,070 13,522 Impact on Profit Other Expenses (Operational): Capitalisation of exploration cost of Rs. 231 crore, stripping cost of Rs. 75 crore, Reversal of loss recognized in IGAAP on Mutual funds INR 136 Crores reclassified to other income Depletion, Depreciation and Amortization Expense: Reversal of goodwill amortisation INR 871 Crores Change in depletion accounting for Oil & Gas INR 416 Crores Reversal of higher depreciation recognised in IGAAP on revalued fixed assets INR 119 Crores Exchange (Gain) Change in functional currency of Cairn, Rs. 946 crore **Other Income: Fair value gain on investments recognised under Ind AS Rs. 1,000 crore net of Rs. 136 crore reclassified from other expenses 28

Tax expense Higher deferred tax mainly DDT on dividend income received/ receivable from subsidiaries Rs. 1,621 crore and impact of deferred tax on Ind AS adj Draft Proforma Consolidated Profit and Loss for the year ended March 31, 2016 under Ind AS Exceptional items: Higher goodwill impairment by Rs. 668 Crore due to non-amortization under Ind AS Higher impairment in oil and gas business due to difference in carrying value Rs. 742 crore Finance Cost: Unwinding of discount on provision Rs. 75 crore Impact on Profit     Amount in Rs. crore Particulars As per IGAAP Ind AS Adjustments Ind AS Finance Cost 5,704 78 5,782 Profit from ordinary activities after finance costs but before Exceptional Items 6,748 992 7,740 Exceptional Items 12,452 1,410 13,862 Profit (loss) from Ordinary Activities Before Tax (5,704) (418) (6,122) Tax expense (including deferred tax and net of MAT credit entitlement) 433 1,461 1,894 Net Profit (Loss) from ordinary activities after tax (6,137) (1,879) (8,016) Net Profit (Loss) for the period (6,137) (1,879) (8,016) Share of Loss of Associate 0 - 0 Minority Interest 3,187 (272) 2,915 Net Profit (Loss) After Taxes, Minority Interest and Share in Loss of Associate (9,323) (1,608) (10,931) Net profit After Taxes, Minority Interest and Share in Profit / (Loss) of Associates but Before Exceptional Items 2,910 (581) 2,329 Earning per Share After Exceptional Items (Basic/ diluted in INR) (31.44) (5.43) (36.87) Earning per Share Before Exceptional Items(Basic/ diluted in INR) 9.81 (1.96) 7.86 29

Transaction timetable Key Event Expected date BSE, NSE and SEBI approvals sought Completed BSE, NSE and SEBI approvals Completed Application to High Court in India Completed Vedanta plc posting of UK Circular August 2016 Vedanta plc EGM September 2016 Vedanta Limited shareholder meeting 8th September 2016 Cairn India Limited shareholder meeting 12th September 2016 Foreign Investment Promotion Board approval Q4 CY 2016 High Court of India approval Q1 CY 2017 MoPNG approval Q1 CY 2017 Transaction completion Q1 CY 2017

(in Rs. Crore) Company 30 June2016 31 March 2016 30 June 2015 Debt Cash & LI Net Debt Debt Cash & LI Net Debt Debt Cash & LI Net Debt Vedanta Limited Standalone 45,322 1,216 44,106 42,256 1,356 40,900 39,948 1,285 38,662 Zinc India 3,911 26,839 (22,928) - 35,277 (35,277) - 31,450 (31,450) Zinc International - 600 (600) - 642 (642) - 1,077 (1,077) Cairn India - 23,565 (23,565) - 21,927 (21,927) 388 18,767 (18,379) BALCO 5,676 12 5,664 5,795 12 5,783 5,742 66 5,676 Talwandi Sabo 7,453 23 7,430 7,289 40 7,249 6,684 12 6,672 Twin Star Mauritius Holdings Limited 1 and Others2 14,591 44 14,547 22,220 52 22,168 26,481 129 26,352 Vedanta Limited Consolidated 76,953 52,299 24,654 77,559 59,306 18,254 79,242 52,786 26,456 Entity Wise Cash and Debt Notes:Debt numbers at Book Value and excludes inter-company eliminations. 1.As on 31 March, debt at TSMHL comprised Rs.7,166 crore of bank debt and Rs. 6,647 crore of debt from Vedanta Resources Plc 2.Others includes MALCO Energy, CMT, VGCB, Sesa Resources, Fujairah Gold, and Vedanta Limited’s investment companies.

Debt Breakdown & Funding Sources Diversified Funding Sources for Term Debt of $ 7.8bn (as of 30th Jun 2016) External term debt of $4.9bn at Standalone and $2.9bn at Subsidiaries, total consolidated $7.8bn INR debt: 63%, USD debt:37% Debt Breakdown (as of 30th Jun 2016) Note: USD–INR: Rs. 67.62 at 30 June 2016 Notes : 1. Repaid further $0.6bn inter company loan in July 2016 and the balance outstanding as of date is $0.4bn Debt breakdown as of 30 June 2016 (in $bn) External term debt 7.8 Working capital 2.0 Short term borrowing at HZL 0.6 Inter company loan from Vedanta Plc1 1.0 Total consolidated debt 11.3 Cash and Liquid Investments 7.7 Net Debt 3.6

Segment Summary – Oil & Gas

OIL AND GAS (boepd)	Q1			Q4	Full Year
	FY 2017	FY 2016	% change YoY	FY2016	FY 2016
Average Daily Total Gross Operated Production (boepd)*	206,455	217,935	-5%	206,170	212,552
Average Daily Gross Operated Production (boepd)	196,861	209,738	-6%	197,039	203,703
Rajasthan	166,943	172,224	-3%	167,650	169,609
Ravva	19,637	28,556	-31%	19,058	23,845
Cambay	10,281	8,958	15%	10,331	10,249
Average Daily Working Interest Production (boepd)	125,391	130,565	-4%	125,775	128,191
Rajasthan	116,860	120,557	-3%	117,355	118,726
Ravva	4,418	6,425	-31%	4,288	5,365
Cambay	4,113	3,583	15%	4,133	4,100
Total Oil and Gas (million boe)					
Oil & Gas- Gross	17.91	19.09	-6%	17.93	74.56
Oil & Gas-Working Interest	11.41	11.88	-4%	11.45	46.92
Financials (In Rs. crore, except as stated)					
Revenue	1,885	2,627	-28%	1,717	8,626
EBITDA	794	1,353	-41%	538	3,567
Average Oil Price Realization ($ / bbl)	38.0	56.0	-32%	28.2	40.9
Brent Price ($/bbl)	46	62	-26%	34	47

** Including internal gas consumption*

VEDANTA LIMITED – Q1 FY2017 RESULTS PRESENTATION 33

Segment Summary – Zinc India

Production *(in '000 tonnes, or as stated)*	Q1			Q4	Full Year
	FY 2017	**FY 2016**	**% change YoY**	**FY2016**	**FY 2016**
Mined metal content	127	232	-45%	188	889
Refined Zinc – Total	102	187	-45%	154	759
Refined Zinc – Integrated	101	187	-46%	154	759
Refined Zinc – Custom	1	-	-	-	-
Refined Lead - Total [1]	25	31	-20%	38	145
Refined Lead – Integrated	25	27	-11%	38	140
Refined Lead – Custom	-	3	-	0	5
Refined Saleable Silver - Total (in tonnes) [2]	89	75	18%	122	425
Refined Saleable Silver - Integrated (in tonnes)	89	74	20%	122	422
Refined Saleable Silver - Custom (in tonnes)	-	1	-	0	3
Financials *(In Rs. crore, except as stated)*					
Revenue	2,442	3,545	-31%	3,045	13,795
EBITDA	1,074	1,629	-34%	1,282	6,497
Zinc CoP without Royalty (Rs. /MT)[3]	62,100	51,000	22%	58,000	52,600
Zinc CoP without Royalty ($/MT)[3]	928	802	16%	860	804
Zinc CoP with Royalty ($/MT)[3]	1,178	1,170	1%	1,078	1,045
Zinc LME Price ($/MT)	1,918	2,190	-12%	1,679	1,829
Lead LME Price ($/MT)	1,719	1,942	-11%	1,744	1,768
Silver LBMA Price ($/oz)	16.8	16.4	2%	14.9	15.2

1. *Excludes captive consumption of tonnes in , 1084 Q1 FY 2017 vs 2,184 tonnes in Q1 FY 2016 & 908 tonnes in Q4 FY 2016*
2. *Excludes captive consumption of 5.5MT in Q1 FY 2017 and 11.3 MT in Q1 FY 2016 & 4.7 MT in Q4 FY 2016*
3. *The COP numbers are after adjusting for deferred mining expenses under Ind-AS. Without this adjustment, Zinc CoP per MT would have been Rs. 76,400 ($1,142) as compared with Rs. 51,000 ($802) in Q1 FY 2016 and Rs. 58,000 ($860) in Q4 FY 2016*

VEDANTA LIMITED – Q1 FY2017 RESULTS PRESENTATION 34

 Production (in’000 tonnes, or as stated) Q1 Q4 Full Year FY 2017 FY 2016 % change YoY FY2016 FY 2016 Refined Zinc – Skorpion 24 26 -8% 27 82 Mined metal content- BMM 19 15 28% 15 63 Mined metal content- Lisheen - 29 - - 81 Total 43 70 -39% 42 226 Financials (In Rs. Crore, except as stated)           Revenue 453 890 -49% 562 2,563 EBITDA 249 257 -3% 83 473 CoP – ($/MT) 1,226 1,409 -13% 1,242 1,431 Zinc LME Price ($/MT) 1,918 2,190 -12% 1,679 1,829 Lead LME Price ($/MT) 1,719 1,942 -11% 1,744 1,768 Segment Summary – Zinc International 35

 Production (in ’000 tonnes, or as stated) Q1 Q4 Full Year FY 2017 FY 2016 % change YoY FY2016 FY 2016 Copper - Mined metal content - -   - - Copper - Cathodes 100 98 2% 102 384 Tuticorin power sales (million units) 60 175 -66% 68 402 Financials (In Rs. crore, except as stated)           Revenue 4,654 5,571 -16% 5,466 20,909 EBITDA 441 523 -16% 536 2,205 Net CoP – cathode (US¢/lb) 5.9 2.5 137% 3.4 3.2 Tc/Rc (US¢/lb) 22.9 22.9 0% 24.8 24.1 Copper LME Price ($/MT) 4,729 6,043 -22% 4,672 5,211 Segment Summary – Copper India 36

 Particulars (in million dry metric tonnes, or as stated) Q1 Q4 Full Year FY 2017 FY 2016 % change YoY FY2016 FY 2016 Sales 2.6 0.5 NM 2.6 5.3 Goa 2.1 - - 1.6 2.2 Karnataka 0.5 0.5 1% 1.0 3.1 Production of Saleable Ore 3.2 0.2 NM 2.8 5.2 Goa 2.4 - - 1.9 2.2 Karnataka 0.8 0.2 NM 0.9 3.0 Production (’000 tonnes)       Pig Iron 181 170 7% 188 654 Financials (In Rs. crore, except as stated) Revenue 970 479 102% 869 2,292 EBITDA 373 66 - 264 402 Segment Summary – Iron Ore 37

Segment Summary – Aluminium

Particulars (in'000 tonnes, or as stated)	Q1			Q4	Full Year
	FY 2017	FY 2016	% change YoY	FY2016	FY 2016
Alumina – Lanjigarh	275	269	2%	211	971
Total Aluminum Production	244	232	6%	226	923
Jharsuguda-I	129	132	-2%	123	516
Jharsuguda-II [1]	28	20	46%	19	76
245kt Korba-I	63	62	2%	64	257
325kt Korba-II [2]	24	18	31%	19	75
BALCO 270 MW (MU)[3]	-	99	-	-	169
Jharsuguda 1800 MW (MU)[4]	355	-	-	-	-
Financials *(In Rs. crore, except as stated)*					
Revenue	2,758	2,733	1%	2,861	11,091
EBITDA – BALCO	64	-167	-138%	92	-96
EBITDA – Vedanta Aluminium	202	178	31%	268	761
Alumina CoP – Lanjigarh ($/MT)	292	340	-14%	297	315
Alumina CoP – Lanjigarh (Rs. /MT)	19,600	21,600	-9%	20,100	20,600
Aluminium CoP – ($/MT)	1,476	1,689	-13%	1,431	1,572
Aluminium CoP – (Rs. /MT)	98,800	107,200	-8%	96,600	102,900
Aluminium CoP – Jharsuguda ($/MT)	1,459	1,597	-9%	1,397	1,519
Aluminium CoP – Jharsuguda(Rs. /MT)	97,700	101,400	-4%	94,300	99,400
Aluminum CoP – BALCO ($/MT)	1,504	1,837	-18%	1,489	1,659
Aluminium CoP – BALCO (Rs. /MT)	100,700	116,700	-14%	100,500	108,600
Aluminum LME Price ($/MT)	1,572	1,765	-11%	1,516	1,590

1. *Including trial run production of 13kt in Q1 FY2017 and 20kt in Q1 FY2016*
2. *Including trial run production of 6kt in Q1 FY2017*
3. *BALCO 270 MW has been moved from Power to the Aluminium segment from 1st April 2016 and prior period sales and EBITDA numbers continued to be reported in Power segment*
4. *Jharsuguda 1,800 MW has been moved from Power to the Aluminium segment from 1st April 2016 and prior period sales and EBITDA numbers continued to be reported in Power segment. These are surplus power sales*

VEDANTA LIMITED – Q1 FY2017 RESULTS PRESENTATION 38

Segment Summary – Power

Particulars (in million units)	Q1			Q4	Full Year
	FY 2017	FY 2016	% change YoY	FY2016	FY 2016
Total Power Sales	**3,010**	**3,070**	**-2%**	**3,391**	**12,121**
Jharsuguda 600 MW(FY2016 nos are for 2400 MW)[2]	892	2,266	NM	1,906	7,319
BALCO 270 MW[3]	-	99	-100%	-	169
BALCO 600 MW[1]	607			499	1,025
MALCO	90	193	-53%	56	402
HZL Wind Power	148	127	17%	61	414
TSPL	1,272	384	231%	869	2,792
Financials (in Rs. crore except as stated)					
Revenue	1,182	1,086	9%	1,303	4,655
EBITDA	343	277	24%	407	1,299
Average Cost of Generation(Rs. /unit)*	2.02	2.20	-8%	1.95	2.15
Average Realization (Rs. /unit)*	2.79	3.03	-8%	2.55	2.91
Jharsuguda Cost of Generation (Rs. /unit)	1.92	2.09	-8%	1.87	2.09
Jharsuguda Average Realization (Rs. /unit)	2.29	2.75	-17%	2.27	2.63

** Excluding TSPL*

1. *87 million units in Q1 FY2016 consumed captively*
2. *Jharsuguda 1,800 MW has been moved from Power to the Aluminium segment from 1st April 2016 and prior period sales and EBITDA numbers continued to be reported in Power segment*
3. *BALCO 270 MW has been moved from Power to the Aluminium segment from 1st April 2016 and prior period sales and EBITDA numbers continued to be reported in Power segment*

VEDANTA LIMITED – Q1 FY2017 RESULTS PRESENTATION 39

Sales volume Q1 FY2017 Q1FY2016 Q4 FY 2016 FY 2016 Zinc-India Sales         Refined Zinc (kt) 120 180 158 760 Refined Lead (kt) 23 29 41 145 Zinc Concentrate (DMT) - - - - Lead Concentrate (DMT) - - - - Total Zinc (Refined+Conc) kt 120 180 158 760 Total Lead (Refined+Conc) kt 23 29 41 145 Total Zinc-Lead (kt) 143 210 199 906 Silver (moz) 2.8 2.4 3.9 13.7 Zinc-International Sales         Zinc Refined (kt) 18 28 28 87 Zinc Concentrate (MIC) 6 34 12 106 Total Zinc (Refined+Conc) 24 62 40 193 Lead Concentrate (MIC) 10 12 9 44 Total Zinc-Lead (kt) 34 74 48 237 Aluminium Sales         Sales - Wire rods (kt) 86 70 94 357 Sales - Rolled products (kt) 0 9 1 21 Sales - Busbar and Billets (kt) 27 21 33 111 Total Value added products (kt) 113 100 127 489 Sales - Ingots (kt) 119 126 107 438 Total Aluminium sales (kt) 232 226 234 927 Sales Summary 40

Sales Summary

Sales volume	Q1 FY2017	Q1FY2016	Q4FY 2016	FY 2016
Iron-Ore Sales				
Goa (mn DMT)	2.1	-	1.6	2.2
Karnataka (mn DMT)[1]	0.5	0.5	1.0	3.1
Total (mn DMT)	2.6	0.5	2.6	5.3
Pig Iron (kt)	169	166	213	663
Copper-India Sales				
Copper Cathodes (kt)	43	46	44	167
Copper Rods (kt)	55	48	59	210
Sulphuric Acid (kt)	168	108	141	505
Phosphoric Acid (kt)	43	44	49	197

Sales volume Power Sales (mu)	Q1 FY2017	Q1FY2016	Q4FY 2016	FY 2016
Jharsuguda 2,400 MW	892.3	2,266	1,906	7,319
TSPL	1,272.1	384	869	2,792
BALCO 270 MW	-	99	-	169
BALCO 600 MW[1]	607.0	-	499	1,025
MALCO	90.0	193	56	402
HZL Wind power	148.2	127	61	414
Total sales	**3,010**	**3,070**	**3,391**	**12,121**
Power Realisations (INR/kWh)				
Jharsuguda 600 MW	2.3	2.8	2.3	2.6
TSPL	5.2	5.8	6.5	5.8
BALCO 270 MW	-	3.3	-	3.3
Balco 600 MW	2.9		3.1	3.2
MALCO	4.8	5.6	6.2	6.2
HZL Wind power	4.3	4.0	3.9	4.0
Average Realisations[2]	2.8	3.0	2.6	2.9
Power Costs (INR/kWh)				
Jharsuguda 600 MW	1.9	2.1	1.9	2.1
TSPL	3.7	4.5	3.6	3.8
BALCO 270 MW	-	3.8	-	3.9
Balco 600 MW	2.3		2.0	2.4
MALCO	3.7	3.9	4.5	4.2
HZL Wind power	0.5	0.4	1.1	0.1
Average costs[1]	2.0	2.2	1.9	2.1

1. 87 million units in Q1 FY2016 consumed captively
2. Excluding TSPL

VEDANTA LIMITED – Q1 FY2017 RESULTS PRESENTATION
41

Group Structure Konkola Copper Mines (KCM) 62.9% Vedanta Resources Plc 100% 64.9% Zinc India (HZL) Australian Copper Mines Vedanta Ltd Cairn India 59.9% 79.4% Subsidiaries of Vedanta Ltd Sesa Iron Ore Sterlite Copper (Tuticorin) Power (600 MW Jharsuguda) Aluminium (Odisha aluminium and power assets) Divisions of Vedanta Limited Unlisted entities Listed entities Talwandi Sabo Power (1,980 MW) 100% MALCO Power (100 MW) 100% Skorpion & Lisheen -100% BMM -74% 100% Zinc International 51% Bharat Aluminium (BALCO) 100% Western Cluster (Liberia) Notes: Shareholding based on basic shares outstanding as on 30 June 2016

Results Conference Call Details Results conference call is scheduled at 6:00 PM (IST) on Thursday, 29 July 2016. The dial-in numbers for the call are given below: Event Telephone Number Earnings conference call on 29 July 2016 India – 6:00 PM (IST) Mumbai main access +91 22 3938 1017 Mumbai standby access +91 22 6746 8333 Singapore – 8:30 PM (Singapore Time) Toll free number 800 101 2045 Hong Kong – 8:30 PM (Hong Kong Time) Toll free number 800 964 448 UK – 1:30 PM (UK Time) Toll free number 0 808 101 1573 US – 8:30 AM (Eastern Time) Toll free number 1 866 746 2133 For online registration http://services.choruscall.in/diamondpass/registration?confirmationNumber=52679 Replay of Conference Call (29 July 2016 to 4 Aug 2016) Mumbai +91 22 3065 2322 +91 22 6181 3322 Passcode: 63835#